SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30422; File No. 812-13976]

Renaissance Capital Greenwich Funds, <u>et al.</u>; Notice of Application

March 11, 2013

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

<u>Summary of Application</u>: Applicants request an order that would permit (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

<u>Applicants</u>: Renaissance Capital Greenwich Funds ("Trust"), Renaissance Capital LLC ("Adviser"), and Renaissance Capital Investments, Inc. ("Renaissance Capital Investments").

<u>Filing Dates</u>: The application was filed on November 18, 2011 and amended on June 8, 2012, October 16, 2012, January 17, 2013, and March 7, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 5, 2013, and

should be accompanied by proof of service on applicants, in the form of an affidavit, or for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants, 165 Mason Street, Greenwich, CT 06830.

For Further Information Contact: Jill Ehrlich, Senior Counsel at (202) 551-6819, or David P.

Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.	The Trust is registered as an open-end management investment company under

the Act and is organized as a Delaware statutory trust. Applicants request that the order apply to

a newly created series of the Trust described in the application ("Initial Fund") and to other

open-end management investment companies, or series thereof, that may be created in the future as well as future series of the Trust (collectively, "Future Funds"),[1] each of which will be an

exchanged-traded fund and will track a specified domestic and/or foreign securities index

("Underlying Index"). Any Future Fund will (a) be advised by the Adviser or an entity

controlling, controlled by, or under common control with the Adviser and (b) comply with the

terms and conditions of the application. The Initial Fund and Future Funds, together, are the

"Funds."[2] Each Underlying Index will be comprised solely of equity and/or fixed income

securities. The Funds will be based on Underlying Indexes comprised of equity and/or fixed

income securities that trade in U.S. markets, or equity and/or fixed income securities that trade in

non-U.S. markets ("Foreign Funds"), or a combination of domestic and foreign equity and/or

fixed income securities ("Global Funds").

2.   The Adviser is registered as an investment adviser under the Investment Advisers

Act of 1940 (the "Advisers Act") and will serve as investment adviser to the Initial Fund. Any

investment adviser to Future Funds will be registered as an investment adviser under the

Advisers Act. The Adviser may enter into sub-advisory agreements with one or more investment

advisers to act as sub-advisers to particular Funds (each, a "Sub-Adviser"). Any Sub-Adviser to a

Fund will either be registered under the Advisers Act or will not be required to register

thereunder. The distributor for the Initial Fund will be Renaissance Capital Investments, a

Delaware corporation, or an unaffiliated distributor to be designated. Renaissance Capital

Investments is, and each distributor for a Future Fund will be, a broker-dealer ("Broker")

registered under the Securities Exchange Act of 1934 (the "Exchange Act") and will act as

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[1] Prior to the date of the application, the Trust consisted of one mutual fund series, the Global IPO Plus Aftermarket Fund.
[2] All existing entities that currently intend to rely on the requested order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application. An Investing Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

distributor and principal underwriter ("Distributor") of one or more of the Funds. The

Distributor of any Fund may be an Affiliated Person (as defined below), or a Second-Tier

Affiliate (as defined below), of that Fund's Adviser and/or Sub-Advisers.

3.   Each Fund will hold certain securities ("Portfolio Securities") consisting largely

of some or all of the component securities ("Component Securities") of an Underlying Index

selected to correspond before fees and expenses generally to the price and yield performance of

such Underlying Index. The Initial Fund and any Future Fund will be entitled to use its

Underlying Index pursuant to either a licensing agreement with the entity that compiles, creates,

sponsors or maintains an Underlying Index (each, an "Index Provider") or one or more sub-

licensing arrangements pursuant to such licensing agreement with the Index Provider. The Initial

Fund will be a Fund based upon an Underlying Index that is created, compiled, sponsored or

maintained by an Index Provider that is an affiliated person, as defined in section 2(a)(3) of the

Act ("Affiliated Person") or an affiliated person of such Affiliated Person ("Second-Tier

Affiliate") of the Trust, the Adviser, the Distributor, promoter or any Sub-Adviser to the Fund

(each, a "Self-Indexing Fund").[3] Each Future Fund may be a Self-Indexing Fund, or it may be a

Fund based upon an Underlying Index that is created, compiled, sponsored or maintained by an

Index Provider who is not and will not be an Affiliated Person, or a Second-Tier Affiliate, of the

Trust, the Adviser, the Distributor, promoter or any Sub-Adviser to the Fund.

4.   The Index Provider of each Self-Indexing Fund will create and/or own a

proprietary, rules based methodology ("Rules-Based Process") to create indexes for use by the

Self-Indexing Funds and other equity or fixed income investors.[4] Applicants contend that any

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[3] The licenses for the Self-Indexing Funds will specifically state that the Adviser must provide the use of the
Underlying Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.
[4] The Underlying Indexes may be made available to registered investment companies, as well as separately managed
accounts of institutional investors and privately offered funds that are not deemed to be "investment companies" in

potential conflicts of interest arising from the fact that the Index Provider of each Self-Indexing

Fund will be an "affiliated person" of the Adviser will not have any impact on the operation of

the Self-Indexing Funds because the Underlying Indexes will maintain transparency, the Self-

Indexing Funds' portfolios will be transparent, and the Index Provider, the Adviser, any Sub-

Adviser and the Self-Indexing Funds each will adopt policies and procedures to address any

potential conflicts of interest ("Policies and Procedures"). The Index Provider will publish in the

public domain, including on the Self-Indexing Funds' website, the rules that govern the

construction and maintenance of each of its Underlying Indexes. Applicants believe that this

will prevent the Adviser from possessing any advantage over other market participants by virtue

of its affiliation with the Index Provider. Applicants note that the identity and weightings of the

Component Securities for a Self-Indexing Fund will be readily ascertainable by anyone, since the

Rules-Based Process will be publicly available.

5.	While the Index Provider does not presently contemplate specific changes to the

Rules-Based Process, it could be modified, for example, to reflect changes in the underlying

market tracked by an Underlying Index, the way in which the Rules-Based Process takes into

account market events or to change the way a corporate action, such as a stock split, is handled.

Such changes would not take effect until the Index Group[5] has given (a) the Calculation Agent

(defined below) reasonable prior written notice of such rule changes and (b) the investing public

at least sixty (60) days published notice that such changes will be implemented. Each

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reliance on section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser or subadviser ("Affiliated Accounts") as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser or subadviser ("Unaffiliated Accounts"). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as "Accounts"), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such Underlying Index(es) or a representative sample of such constituents of the Underlying Index. Consistent with the relief requested from section 17(a), the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.
[5] The "Index Group" refers to those employees of the Index Provider appointed to assist the Index Administrator (as defined below) in the performance of his/her duties.

Underlying Index for a Self-Indexing Fund will be reconstituted or rebalanced on at least an annual basis, but no more frequently than monthly.

6.   As owner of the Underlying Indexes, the Index Provider of each Self-Indexing Fund will enter into an agreement with a third party to act as "Calculation Agent." The Calculation Agent will be solely responsible for the calculation and maintenance of each Self-Indexing Fund's Underlying Index, as well as the dissemination of the values of each such Underlying Index. The Calculation Agent is not, and will not be, an Affiliated Person or a Second-Tier Affiliate of the Self-Indexing Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor.

7.   The Adviser and the Index Provider of each Self-Indexing Fund will adopt and implement Policies and Procedures to minimize or eliminate any potential conflicts of interest. Among other things, the Policies and Procedures will be designed to limit or prohibit communication with respect to issues/information related to the maintenance, calculation and reconstitution of the Underlying Indexes between the Index Administrator,[6] the Index Group, and the employees of the Adviser.[7] As employees of the Index Provider, the Index Administrator and members of the Index Group (i) will not have any responsibility for the management of the Self-Indexing Funds or the Affiliated Accounts, (ii) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, including those persons that have responsibility for the management of the Self-Indexing Funds or the Affiliated Accounts until such information is publicly announced, and (iii)

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[6] The "Index Administrator" refers to the employee of the Index Provider with ultimate responsibility for the Underlying Indexes and Rules-Based Process.

[7] If the Index Administrator or the Index Group includes employees of the Adviser (such as when the Index Provider is a division of the Adviser), such limits or prohibitions on communication will apply between those employees and the other employees of the Adviser. In the event that the Adviser serves as the Index Provider for a Self-Indexing Fund, the term 'Index Provider,' with respect to that Fund, will refer to the employees of the Adviser that are responsible for creating, compiling, and maintaining the relevant Underlying Index.

will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties. In addition, the Adviser has adopted and any Sub-Adviser will have adopted, pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules under the Advisers Act. Also, the Adviser has adopted, and any Sub-Adviser will be required to adopt, a Code of Ethics pursuant to rule 17j-1 under the Act and rule 204A-1 under the Advisers Act.

8. Applicants assert that certain potential conflicts of interest discussed in the application do not exist where the Funds are not Self-Indexing Funds. Applicants assert that the representations and undertakings in the application designed to prevent such potential conflicts of interest shall only apply to the Initial Fund and any Future Funds that are Self-Indexing Funds.

9. The investment objective of each Fund will be to provide investment returns that correspond, before fees and expenses, generally to the price and yield performance of its Underlying Index.[8] Each Fund will sell and redeem Creation Units only on a "Business Day," which is defined as any day that the NYSE, the relevant Listing Exchange (as defined below), the Trust and the custodian are open for business and includes any day that a Fund is required to be open under section 22(e) of the Act. A Fund will utilize either a replication or representative sampling strategy to track its Underlying Index. A Fund using a replication strategy will invest in the Component Securities of its Underlying Index in the same approximate proportions as in such Underlying Index. A Fund using a representative sampling strategy will hold some, but not

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[8] Applicants represent that at least 80% of each Fund's total assets (excluding securities lending collateral) ("80% Basket") will be invested in Component Securities that comprise its Underlying Index or TBA Transactions (as defined below), or in the case of Foreign Funds and Global Funds, the 80% Basket requirement may also include Depositary Receipts (defined below) representing Component Securities. Depositary receipts representing foreign securities ("Depositary Receipts") include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). Each Fund may also invest up to 20% of its total assets in a broad variety of other instruments, including securities not included in its Underlying Index, which the Adviser believes will help the Fund track its Underlying Index.

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necessarily all of the Component Securities of its Underlying Index. Applicants state that a Fund

using a representative sampling strategy will not be expected to track the performance of its

Underlying Index with the same degree of accuracy as would an investment vehicle that invested

in every Component Security of the Underlying Index with the same weighting as the

Underlying Index. Applicants expect that each Fund will have an annual tracking error relative

to the performance of its Underlying Index of less than 5%.

10.   Creation Units will consist of specified large aggregations of Shares, e.g., 25,000

or 100,000 Shares, and it is expected that the initial price of a Creation Unit will range from $1

million to $10 million. All orders to purchase Creation Units must be placed with the Distributor

by or through a party that has entered into an agreement with the Distributor ("Authorized

Participant"). The Distributor will be responsible for transmitting the orders to the Funds. An

Authorized Participant must be either (a) a Broker or other participant in the continuous net

settlement system of the National Securities Clearing Corporation ("NSCC"), a clearing agency

registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC,"

and such participant, "DTC Participant").

11.   The Shares will be purchased and redeemed in Creation Units and generally on an

in-kind basis. Except where the purchase or redemption will include cash under the limited

circumstances specified below, purchasers will be required to purchase Creation Units by

making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders

redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption

Instruments").[9] On any given Business Day, the names and quantities of the instruments that

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[9] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying
redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are
sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In
accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities

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constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund's portfolio (including cash positions)[10] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[11] (c) TBA Transactions[12] and other positions that cannot be transferred in kind[13] will be excluded from the Deposit Instruments and the Redemption Instruments,[14](d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund's portfolio;[15] or (e) for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing"). If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

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eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A.

[10] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for the Business Day.

[11] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[12] A "TBA Transaction" is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[13] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[14] Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Balancing Amount (as defined below).

[15] A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

12.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount; (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[16] (d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Global Funds and Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the

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[16] In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax consideration may warrant in-kind redemptions.

holder receives redemption proceeds in kind.[17]

13.   Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act ("Exchange") on which Shares are listed ("Listing Exchange"), each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Balancing Amount (if any), for that day. The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list. Each Listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Portfolio Securities and other assets of the Fund.

14.   An investor acquiring or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Units.[18] All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an Authorized Participant, and it will be the Distributor's responsibility to transmit such orders to the Fund. The Distributor also will be responsible for delivering the Fund's prospectus to those persons acquiring Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement

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[17] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[18] Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Instruments.

the delivery of its Shares.

15.   Shares of each Fund will be listed and traded individually on a Listing Exchange. It is expected that one or more member firms of a Listing Exchange will be designated to act as a market maker (each, a "Market Maker") and maintain a market for Shares trading on that Listing Exchange. Prices of Shares trading on an Exchange will be based on the current bid/offer market. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

16.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers may also purchase or redeem Creation Units in connection with their market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[19] The price at which Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Units at their NAV, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

17.   Shares will not be individually redeemable, and owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. A redeeming investor may pay a Transaction Fee, calculated in the same manner as a Transaction Fee payable in connection with purchases of Creation Units.

18.   Neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or a "mutual fund." Instead, each such Fund

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[19] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or the DTC Participants.

will be marketed as an "ETF" or "exchange-traded fund." All advertising materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund or tender such Shares for redemption to the Fund in Creation Units only. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to beneficial owners of Shares.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

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transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3. Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust and each Fund to redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units according to the provisions of the Act. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV per Share.

Section 22(d) of the Act and Rule 22c-1 under the Act

4. Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market

will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5. Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution system of investment company shares by eliminating price competition from non-contract dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6. Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity will ensure that the Shares do not trade at a material discount or premium in relation to their NAV.

Section 22(e) of the Act

7. Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants state

that settlement of redemptions for Foreign Funds and Global Funds will be contingent not only

on the settlement cycle of the U.S. securities markets but also on the delivery cycles in local

markets for underlying foreign Portfolio Securities held by the Foreign Funds and Global Funds.

Applicants state that current delivery cycles for transferring Redemption Instruments to

redeeming investors, coupled with local market holiday schedules, in certain circumstances will

require a delivery process for the Foreign Funds and Global Funds of up to 14 calendar days.

Applicants request relief under section 6(c) of the Act from section 22(e) to allow Foreign Funds

and Global Funds to pay redemption proceeds up to 14 calendar days after the tender of the

Creation Units for redemption. Except as disclosed in the relevant Foreign Fund's or Global

Fund's Statement of Additional Information ("SAI"), applicants expect that each Foreign Fund

and Global Fund will be able to deliver redemption proceeds within seven days.[20]

8.   Applicants state that Congress adopted section 22(e) to prevent unreasonable,

undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants

state that allowing redemption payments for Creation Units of a Foreign Fund or Global Fund to

be made within the number of days indicated above would not be inconsistent with the spirit and

intent of section 22(e). Applicants state that the SAI will disclose those local holidays (over the

period of at least one year following the date of the SAI), if any, that are expected to prevent the

delivery of in kind redemption proceeds in seven calendar days, and the maximum number of

days (up to 14 calendar days) needed to deliver the proceeds for each affected Foreign Fund and

Global Fund.

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[20] Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade date. Applicants acknowledge that relief obtained from the requirements of section 22(e) will not affect any obligations that they have under rule 15c6-1.

9.   Applicants are not seeking relief from section 22(e) with respect to Foreign Funds or Global Funds that do not effect creations and redemptions of Creation Units in-kind.

Section 12(d)(1) of the Act

10.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer registered under the Exchange Act from selling the investment company's shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale would cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

11.   Applicants request an exemption to permit management investment companies ("Investing Management Companies") and unit investment trusts ("Investing Trusts") registered under the Act that are not sponsored or advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Investing Funds") to acquire Shares beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit a Fund, any Distributor, and/or any Broker registered under the Exchange Act to sell Shares to Investing Funds in excess of the limits of section 12(d)(1)(B).

12. Each Investing Management Company's investment adviser within the meaning of section 2(a)(20)(A) of the Act is the "Investing Funds Adviser" and each Investing Management Company's investment adviser within the meaning of section 2(a)(20)(B) of the Act is the "Investing Funds Sub-Adviser." Any investment adviser to an Investing Fund will be registered under the Advisers Act. Each Investing Trust's sponsor is the "Sponsor."

13. Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

14. Applicants believe that neither an Investing Fund nor an Investing Funds Affiliate would be able to exert undue influence over a Fund.[21] To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting the Investing Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor ("Investing Funds' Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Funds Sub-Adviser, any person controlling, controlled by or under common control with the Investing Funds Sub-

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[21] An "Investing Funds Affiliate" is any Investing Funds Adviser, Investing Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of the Investing Funds, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Funds Sub-Adviser or any person controlling, controlled by or under common control with the Investing Funds Sub-Adviser ("Investing Funds' Sub-Advisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Investing Fund or Investing Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Funds Adviser, Investing Funds Sub-Adviser, Sponsor or employee of the Investing Funds, or a person of which any such officer, director, member of an advisory board, Investing Funds Adviser, Investing Funds Sub-Adviser, Sponsor or employee is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

15.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("non-interested directors or trustees"), will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. In addition, under condition B.5, an Investing Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees

otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Investing Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Funds Adviser, or trustee or Sponsor of the Investing Trust, in connection with the investment by the Investing Fund in the Fund. Applicants also state that any sales charges or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.[22]

16.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares for short-term cash management purposes. To ensure that an Investing Fund is aware of the terms and conditions of the requested order, the Investing Funds must enter into an agreement with the respective Funds ("Investing Fund Participation Agreement"). The Investing Fund Participation Agreement will include an acknowledgement from the Investing Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

17.   Applicants also note that a Fund may choose to reject a direct purchase of Shares in Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the Investing Fund

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[22] All references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by FINRA.

Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A).

<u>Section 17 of the Act</u>

18.   Section 17(a) of the Act generally prohibits an Affiliated Person or a Second-Tier Affiliate, from selling any security to or purchasing any security from a registered investment company. Section 2(a)(3) of the Act defines "affiliated person" of another person to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, and provides that a control relationship will be presumed where one person owns more than 25% of a company's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence Affiliated Persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund"). Applicants also state that any investor, including Market Makers, owning 5% or holding in excess of 25% of the Trust or such Funds, may be deemed affiliated persons of the Trust or such Funds. In addition, an investor could own 5% or more, or in excess of 25%, of the outstanding shares of one or more Affiliated Funds making that investor a Second-Tier Affiliate of the Funds.

19.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act in order to permit in-kind purchases and redemptions of

Creation Units from the Funds by persons that are Affiliated Persons or Second-Tier Affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. Applicants also request an exemption in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, any Investing Fund of which the Fund is an Affiliated Person or Second-Tier Affiliate.[23]

20.   Applicants contend that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Deposit Instruments and Redemption Instruments for each Fund will be valued in the same manner as the Portfolio Securities currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Instruments, Redemption Instruments, and Balancing Amounts will be the same regardless of the identity of the purchaser or redeemer. Therefore, applicants state that in kind purchases and redemptions will afford no opportunity for the specified affiliated persons of a Fund to effect a transaction detrimental to the other holders of Shares. Applicants also believe that in kind purchases and redemptions will not result in abusive self-dealing or overreaching of the Fund. Applicants also submit that the sale of Shares to and redemption of Shares from an Investing Fund satisfies the standards for relief under sections 17(b) and 6(c) of the Act.

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[23] To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between an Investing Fund and a Fund), relief from section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between Funds and Investing Funds. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an Affiliated Person or Second-Tier Affiliate of an Investing Fund because the Adviser or an entity controlling, controlled by or under common control with the Adviser is also an investment adviser to the Investing Fund.

Applicants note that any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.[24] Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   ETF Relief

1.   As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.   The website maintained for each Fund, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

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[24] Applicants acknowledge that receipt of compensation by (a) an Affiliated Person of an Investing Fund, or a Second-Tier Affiliate, for the purchase by the Investing Funds of Shares or (b) an Affiliated Person of a Fund, or Second-Tier Affiliate, for the sale by the Fund of its Shares to an Investing Fund may be prohibited by section 17(e)(1) of the Act. The Investing Fund Participation Agreement will include this acknowledgement.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

B.   Section 12(d)(1) Relief

1.   The members of an Investing Funds' Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Investing Funds' Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Funds' Advisory Group or the Investing Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Funds' Sub-Advisory Group with respect to a Fund for which the Investing Funds Sub-Adviser or a person controlling, controlled by or under common control with the Investing Funds Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Funds Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Funds Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Funds Adviser and any Investing Funds Sub-Adviser are

conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested directors or trustees of the Board, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Investing Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Investing Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Funds Sub-Adviser will waive fees otherwise payable to the Investing Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any

compensation received from a Fund by the Investing Funds Sub-Adviser, or an affiliated person of the Investing Funds Sub-Adviser, other than any advisory fees paid to the Investing Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Funds Sub-Adviser. In the event that the Investing Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate,

the institution of procedures designed to ensure that purchases of securities in Affiliated

Underwritings are in the best interest of shareholders of the Fund.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a

written copy of the procedures described in the preceding condition, and any modifications to

such procedures, and will maintain and preserve for a period of not less than six years from the

end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the

limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired,

the identity of the underwriting syndicate's members, the terms of the purchase, and the

information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), any

Investing Fund and the Fund will execute an Investing Fund Participation Agreement stating,

without limitation, that their respective boards of directors or trustees and their investment

advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order,

and agree to fulfill their responsibilities under the order. At the time of its investment in Shares

of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund

of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the

names of each Investing Funds Affiliate and Underwriting Affiliate. The Investing Fund will

notify the Fund of any changes to the list of the names as soon as reasonably practicable after a

change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order,

the Investing Fund Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

12. No Fund will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary